

02027884

NO ACT
P.E 12-21-20
1-01941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2002

William H. Graham
Senior Vice President
General Counsel & Secretary
Bethlehem Steel Corporation
1170 Eighth Avenue
Bethlehem, PA 18016-7699

Act 1934
Section
Rule 14A-8
Public Availability 3/25/2002

Re: Bethlehem Steel Corporation
Incoming letter dated December 21, 2001

Dear Mr. Graham:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to Bethlehem by Nick Rossi. We also have received a letter on the proponent's behalf dated January 7, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415

011800

Bethlehem Steel Corporation

1170 EIGHTH AVENUE
BETHLEHEM, PA 18016-7699

WILLIAM H. GRAHAM
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

PHONE: (610) 694-7718
FAX: (610) 694-1753


BETHLEHEM
STEEL

U.S. POST OFFICE
DELAYED

December 21, 2001


RECEIVED
JAN 23 2002
316
WASH, D.C.
SECTION

Certified Mail -- Return Receipt Requested
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Bethlehem Steel Corporation -- Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Bethlehem Steel Corporation ("Bethlehem") requests the concurrence of the staff of the Division of Corporation Finance that it will not recommend enforcement action against Bethlehem if it omits from its proxy materials a proposal submitted by Mr. Nick Rossi. The proposal requests that Bethlehem's Board of Directors seek stockholder approval prior to adopting any new poison pill or acting to redeem or terminate an existing poison pill.

As required by Rule 14a-8, we have enclosed six (6) copies of each of the following: (i) the proposal of Mr. Rossi dated October 22, 2001 (Exhibit A), (ii) Bethlehem's response to Mr. Rossi dated November 2, 2001 (Exhibit B), (iii) an update to the proposal from John Chevedden on behalf of Nick Rossi dated November 5, 2001 (Exhibit C), (iv) Bethlehem's response to Mr. Chevedden dated November 9, 2001 (Exhibit D), (v) Mr. Chevedden's e-mail dated November 13, 2001 requesting that Bethlehem waive the procedural eligibility requirements for Mr. Rossi (Exhibit E), and (vi) Bethlehem's response to Mr. Chevedden dated November 15, 2001 (Exhibit F). This submission is made more than eighty (80) calendar days before Bethlehem currently plans to mail definitive proxy materials to its stockholders. A copy of this submission is simultaneously being delivered to Messrs. Rossi and Chevedden by certified mail.

It is Bethlehem's position that the proposal may be excluded from its proxy materials because Mr. Rossi has failed to demonstrate that he satisfies the procedural eligibility requirements of Rule 14a-8(b). According to Rule 14a-8(b), in order to be eligible to submit a stockholder proposal, the proponent must have continuously held at least $2,000 in market value, or 1%, of Bethlehem's common stock for at least one year prior to the date the proposal is submitted. The proponent must also affirm in writing an intention to hold the securities through the date of the annual meeting.

Bethlehem received Mr. Rossi's letter dated October 22, 2001 unaccompanied by any proof of Bethlehem stock ownership. Bethlehem determined, according to its records, that as of November 2, 2001, Mr. Rossi owned 500 shares of Bethlehem common stock. Bethlehem further determined that the market value of Mr. Rossi's stock was $1,025 (500 shares multiplied by $2.05, the highest selling price of Bethlehem common stock during the 60 calendar days before Mr. Rossi submitted the proposal), which does not meet the $2,000 market value eligibility requirements. Bethlehem notified Mr. Rossi by letter dated November 2, 2001 that he had fourteen (14) days after he received the letter to provide Bethlehem with evidence of his ownership of a sufficient amount of securities to satisfy the eligibility requirements. Mr. Rossi never provided such evidence. Instead, Mr. Chevedden on behalf of Mr. Rossi requested that Bethlehem waive the market value requirement. Bethlehem declined to honor the waiver request, and communicated its position to Mr. Chevedden on November 15, 2001. As of the date hereof, Bethlehem has not received any additional correspondence from either Mr. Rossi or Mr. Chevedden.

Based on the foregoing, Bethlehem has determined to exclude Mr. Rossi's proposal from its proxy materials. If you have any questions or require any additional information, please contact me at 610-694-7718 or Charles W. Campbell Jr. at 610-694-3745. Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Very truly yours,



William H. Graham

Enclosures
cc: Nick Rossi (via certified mail)
John Chevedden (via certified mail)

Nick Rossi
P.O. Box 249
Boonville, CA 95415

FX: 610/694-1753
FX: 610/694-5743
PH: 610/694-2424
Email: investors@bethsteel.com

Mr. Robert Miller
Chairman, CEO
Bethlehem Steel Corporation
1170 Eighth Avenue
Bethlehem, PA 18016

Dear Mr. Miller and Directors of Bethlehem Steel Corporation,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. This submitted format is intended to be used for publication. Rule 14a-8 stock ownership requirements will continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration is appreciated.

Sincerely,





Nick Rossi
Record Holder
Bethlehem Steel Corporation

Date

cc:
William Graham
Senior VP - Law, Gen. Counsel, Secretary
FX: 610/694-1753

4 - SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power* from *www.thecorporatelibrary.com*

- The Council of Institutional Investors (*www.cii.org/ciicentral/policies.htm* & *www.cii.org*) recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

In our view, a poison pill can operate as an anti-takeover device to injure shareholders by reducing management responsibility and adversely affect shareholder value. Although management and the Board of Directors should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies an in-advance imposition of a poison pill. At a minimum, many institutional investors believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon which can entrench existing management.

Institutional Investor Support Is High-Caliber Support

Clearly this proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved 60% APPROVAL from shareholders in 1999. Source: *Investor Responsibility Research Center's Corporate Governance Bulletin*, April-June 1999.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

EXHIBIT B

Bethlehem Steel Corporation

1170 EIGHTH AVENUE
BETHLEHEM, PA 18016-7699

WILLIAM H. GRAHAM
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

PHONE: (610) 694-7718
FAX: (610) 694-1753


BETHLEHEM
STEEL

November 2, 2001

Mr. Nick Rossi
P. O. Box 249
Boonville, California 95415

Dear Mr. Rossi:

We have received your letter of October 22, 2001, in which you submitted a shareholder proposal for our 2002 Annual Meeting.

Rule 14a-8, adopted by the Securities and Exchange Commission, requires that you own at least $2,000 in market value of our stock for at least one year prior to submitting your proposal. Our records indicate that you have owned 500 shares of our Common Stock since 1986. For purposes of determining market value, the rules provide that we use the highest selling price of our stock during the 60-day period prior to your submission. Based on our records, you do not own a sufficient number of shares to meet the $2,000 requirement. Please submit to me within fourteen (14) calendar days from your receipt of this letter additional evidence that you own the required number of shares.

Very truly yours,

William H. Graham

William H. Graham

cc: Mr. John Chenedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

CWCE265

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

November 5, 2001

FX: 610/694-1753
FX: 610/694-5743
PH: 610/694-2424
Email: investors@bethsteel.com

Mr. Robert Miller
Chairman, CEO
Bethlehem Steel Corporation
1170 Eighth Avenue
Bethlehem, PA 18016

Dear Mr. Miller and Directors of Bethlehem Steel Corporation,

This is an update of the rule 14a-8 proposal submitted recently. This update is submitted according to the earlier shareholder authorization.

This update of the earlier Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication.

Your consideration and the consideration of our Board of Directors is appreciated.

Sincerely,



John Chevedden on behalf of
Nick Rossi
Record Holder
Bethlehem Steel Corporation

cc:
Nick Rossi

William Graham
Senior VP - Law, Gen. Counsel, Secretary
FX: 610/694-1753

Nov. 5, 2001 Update

4 –SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power*

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from reholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website:

www.thecorporatelibrary.com

At this URL page:

http://asp.thecorporatelibrary.net/proposals/FullText.asp?Company_ID=10563&Resolution_ID=515&Proxy_Season=2001

In the interest of shareholder value vote yes:

SHAREHOLDER VOTE ON POISON PILLS

YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Bethlehem Steel Corporation

1170 EIGHTH AVENUE
BETHLEHEM, PA 18016-7699

WILLIAM H. GRAHAM
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

PHONE: (610) 694-7718
FAX: (610) 694-1753


BETHLEHEM
STEEL

November 9, 2001

Certified Mail
Return Receipt Requested

Mr. John Chenedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Dear Mr. Chenedden:

We have received your letter of November 5, 2001, in which you update a shareholder proposal submitted by Mr. Rossi for our 2002 Annual Meeting.

Attached is a copy of our earlier response in which we advised Mr. Rossi and you of our inability to verify Mr. Rossi's eligibility to submit a shareholder proposal. As mentioned in that letter, Mr. Rossi is required to submit to me within fourteen (14) calendar days from his receipt of the earlier letter evidence that he owns the required number of shares.

Very truly yours,

William H. Graham

cc: Mr. Nick Rossi
P. O. Box 249
Boonville, California 95415

CWCE272

Charles Campbell

From: caravan west [santa66fe@yahoo.com]
Sent: Tuesday, November 13, 2001 1:36 PM
To: William H. Graham
Subject: rule 14a-8 shareholder proposal for a shareholder vote on poison pills

Mr. William H. Graham
Corporate Secretary
Bethlehem Steel Corporation
PH: 610/694-7718
FX: 610/694-1753

Dear Mr. Graham

In regard to the Bethlehem Steel letter on the stock supporting a rule 14a-8 shareholder proposal for a shareholder vote on poison pills, it was confirmed by the company that this stock has been continuously owned for 15 years.

A check of the historical price of Bethlehem Steel shows that this stock has been worth more than $10,000 a number of times during the last 15 years.

Although the stock has declined in price recently no part of the original 1986 investment has been sold.

This is to respectfully request that the company waive any exclusion efforts based on the decline in the stock price.

Please advise on November 14 or November 15.

Sincerely,
John Chevedden

cc:
Council of Institutional Investors
Investor Responsibility Research Center

Bethlehem Steel Corporation

1170 EIGHTH AVENUE
BETHLEHEM, PA 18016-7699

WILLIAM H. GRAHAM
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

PHONE: (610) 694-7718
FAX: (610) 694-1753


BETHLEHEM
STEEL

November 15, 2001

Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, CA 90278

Re: Rule 14a-8 Shareholder Proposal

Dear Mr. Chevedden:

Thank you for your letter of November 13, 2001. As a matter of policy, we do not waive SEC requirements and I must therefore respectfully decline your request to waive the $2,000 market value requirement.

As I'm sure you are aware, on October 15, 2001, Bethlehem and 22 of its wholly-owned subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code and we are presently devoting our full attention and energy to developing a plan of reorganization to return us to sustained profitability. And, as we have publicly stated, while in Chapter 11, we intend to continue working to foster, not deter domestic steel industry consolidation.

It should also be noted that with a single-class board and a consents solicitation provision, Bethlehem's Stockholders Rights Plan would not serve to deter a takeover proposal, but merely provide the Board adequate time to properly consider a proposal, negotiate a better price or to seek a better proposal. Moreover, it serves to ensure that a larger number of stockholders receive the change of control premium associated with any successful proposal.

We thank you for your interest in Bethlehem and for your consideration and support as we work our way through this difficult challenge.

Very truly yours,

William H. Graham

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return
Via UPS Letter

January 7, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bethlehem Steel Corporation (BS)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the Bethlehem Steel Corporation no action request (NAR). It is believed that Bethlehem Steel must meet the burden of proof under rule 14a-8.

1) The company did not note in its NAR that Mr. Rossi has owned 500 shares of company stock since 1986 and that the company earlier advised Mr. Rossi of this continuous ownership from 1986 to present.
2) This suggests that the company does not want the staff to know this information.
3) This stock has been worth more than $10,000 during previous proxy seasons.
4) This could suggest that there may be a precedent that would allow this shareholder proposal to go forward.
5) (Contradiction) Drastic decline in company stock value is apparently declared to be an asset by Bethlehem Steel Corporation according to 14a-8 rules.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,



John Chevedden
cc: BS
Nick Rossi

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 25, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bethlehem Steel Corporation
Incoming letter dated December 21, 2001

The proposal relates to "poison pills."

There appears to be some basis for your view that Bethlehem may exclude the proposal under rule 14a-8(b). We note that the proponent appears to have failed to supply, within 14 days of receipt of Bethlehem's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Bethlehem omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,



Jonathan Ingram
Special Counsel